CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit or Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(1)
Common Stock, $0.01 par value per share	883,220	_---	___---	---

(1)
Pursuant to Rule 415(a)(6) under the Securities Act of 1933, as amended, a registration filing fee of $1,477.39 related to the 883,220 shares of common stock included herein that were previously registered on Registration Statement No. 333-141879 pursuant to the prospectus supplements filed by Home Properties, Inc. on April 4, 2007 and July 15, 2008 will continue to apply to such unsold securities.

Filed pursuant to Rule 424(b)(7)
Registration Statement No. 333-165165

Prospectus Supplement, dated March 3, 2010
To Prospectus dated March 3, 2010

HOME PROPERTIES, INC.

883,220 Shares of Common Stock
_________________________________

 This prospectus supplement updates and supplements the prospectus of Home Properties, Inc. (referred to as “Home Properties,” “we” or “us”), dated March 3, 2010 (which we refer to as the prospectus).

Our operating partnership, Home Properties, L.P., issued 978,256 units of limited partnership interest (the “OP Units”), in four private transactions in partial or full consideration for the acquisition by the operating partnership of an apartment community on October 4, 2006, February 15, 2007, March 28, 2007, and November 1, 2007.  Each OP Unit is exchangeable for cash or one share of our common stock, at our option.  If we elect to issue shares of our common stock in exchange for Operating Partnership Units, the recipients of such common stock, whom we refer to as the selling securities holders, may use this prospectus supplement together with our prospectus to resell from time to time the shares of our common stock.  We have contractually agreed to register the shares of common stock that we may issue to them upon the exchange of their OP Units.  Our registration of the common stock, or the listing of the selling securities holders in this prospectus supplement, does not necessarily mean that the selling securities holders will exchange their OP Units or offer or sell any of the common stock in the near future.  Since the date of issuance of the 978,256 OP Units, 95,036 have been exchanged for common stock.  The holders may from time to time offer and sell the common stock on the New York Stock Exchange or otherwise and they may sell the common shares at market prices or at negotiated prices.  They may sell the common stock in ordinary brokerage transactions, in block transactions, in privately negotiated transactions, pursuant to Rule 144 under the Securities Act of 1933 or otherwise.  If the holders sell the common stock through brokers, they expect to pay customary brokerage commissions and charges.

We will not receive any of the proceeds when any selling securities holder sells any of its common stock.  However, we have agreed to pay expenses of the registration.

This prospectus supplements information contained in the prospectus.  This prospectus supplement should be read in conjunction with the prospectus, and is qualified by reference to the prospectus.  This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the prospectus, including any amendments or supplements thereto.  The prospectus and this prospectus supplement form a part of a registration statement filed by us with the Securities and Exchange Commission.

Our common stock is listed on the New York Stock Exchange under the symbol “HME.”  The last reported sale price of our common stock on the New York Stock Exchange on March 2, 2010, was $45.40 per share.

Investing in our common stock involves various risks.  See “Risk Factors” beginning on page 1 of the accompanying prospectus and the risks disclosed in our periodic reports incorporated by reference in this prospectus supplement and the accompanying prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS SUPPLEMENT OR THE PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This prospectus supplement, together with the prospectus, constitutes the offer of 883,220 shares of our common stock issuable upon exchange of OP Units by the selling securities holders.
_________________________________

The date of this prospectus supplement is March 3, 2010

SELLING SECURITIES HOLDERS

In four transactions on October 4, 2006, February 15, 2007, March 28, 2007, and November 1, 2007, the operating partnership issued and sold 978,256 OP Units to the selling securities holders in private placement transactions in partial or full consideration for the acquisition by the operating partnership of apartment communities owned by the selling securities holders.  The selling securities holders may from time to time offer and sell pursuant to this prospectus supplement and the prospectus any and all of the shares of our common stock issuable upon exchange of the OP Units.  Our registration of the shares of common stock issuable upon conversion of the OP Units does not necessarily mean that the selling securities holders will sell all or any of the shares of common stock underlying their OP Units.  In connection with the acquisitions pursuant to which the OP Units were issued, we agreed to register the shares of common stock for resale by the holders.  Since the date of issuance of the 978,256 OP Units, 95,036 have been exchanged for common stock.

The following table sets forth information with respect to the selling securities holders and the OP Units and common stock beneficially owned by each selling securities holder that may be offered from time to time by each selling securities holder pursuant to this prospectus supplement and the prospectus.  The information in the table below is based on information provided by or on behalf of the selling securities holders on or prior to March 1, 2010, and may change over time.  In particular, the selling securities holders identified below may sell,transfer or otherwise dispose of all or a portion of their OP Units.   The selling securities holders may offer all, some or none of the common stock issuable upon exchange of the OP Units.

We have assumed for purposes of the table below that the selling securities holders will exchange all of their OP Units into shares of common stock and sell all of such shares of common stock pursuant to this prospectus supplement and the prospectus, and that any other shares of our common stock beneficially owned by the selling securities holders will continue to be beneficially owned.

The percentage of common stock beneficially owned by each selling securities holder is based on 34,655,428 shares of common stock outstanding as of December 31, 2009.

To our knowledge, none of the selling securities holders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.

Selling securities holder	Number of Shares of Common Stock Beneficially Owned Prior to this Offering(1)		Maximum Number of Shares of Common Stock Being Sold in this Offering	Number of Shares of Common Stock Beneficially Owned After this Offering
	Number	Percent		Number	Percent
James B. Adler Living Trust and Esthy Adler Living Trust UA dated 7/25/83	5,562	*	5,562	0	*
David T. Askin, Successor Trustee UDT dated 12/24/35 from Amalie W. Greif FBO David L. Greif, II	1,033	*	1,033	0	*
Jonas Brodie	129,756	*	129,756	0	*
CPC, Inc.	22,418	*	22,418	0	*
Center Stage Asso.	1,854	*	1,854	0	*
Helen Coplan	1,033	*	1,033	0	*
Anne D. Milch and Sandra P. Gohn, Trustees of the David Dalsheimer Trust	2,066	*	2,066	0	*
Anne D. Milch and Jonathan D. Eisner, Trustees of the Anne Milch Exempt Trust	2,065	*	2,065	0	*
Jonathan D. Eisner and Peter C. Greif, Successor Trustees of the 1941 Leonard Greif Trust FBO Dr. Roger Greif	1,033	*	1,033	0	*
Lucien T. Winegar, Successor Trustee UDT dated 12/24/35 from Amalie W. Greif FBO Irvin Greif, Jr.	2,065	*	2,065	0	*
Jerome and Barbara R. Ginsberg, Joint Tenants with Right of Survivorship	1,033	*	1,033	0	*
Geoffrey and Maureen Greif, Trustees Jennifer Greif share Leonard Greif 1941 Trust FBO Geoffrey Greif	172	*	172	0	*
Geoffrey and Maureen Greif, Trustees Alissa Greif share Leonard Greif 1941 Trust FBO Geoffrey Greif	172	*	172	0	*
Stephen and Maggie Greif, Trustees Jessica Greif share Leonard Greif 1941 Trust FBO Stephen Greif	172	*	172	0	*
Stephen and Maggie Greif, Trustees Jason Greif share Leonard Greif 1941 Trust FBO Stephen Greif	172	*	172	0	*
Stuart G. Israelson and Louis F. Friedman, Co-Trustees The Max R. Israelson Family Trust FBO Stuart G. Israelson	5,772	*	5,772	0	*
Stuart G. Israelson and Louis F. Friedman, Co-Trustees The Max R. Israelson Family Trust FBO Wendy I. Carroll	5,772	*	5,772	0	*
S. Kann Sons Co.	13,611	*	13,611	0	*
Douglas G. Lamm	516	*	516	0	*
Andrea Levine and Ian Elvins, Successor Trustees for Diane M. Rothschild U/A dated 8/5/68	1,403	*	1,403	0	*
Bruce A. Littman Trust u/a dated 6/12/91	2,887	*	2,887	0	*
Mercantile Safe Deposit E. and C. Zamoiski, Jr. Trustees UDT 6/27/97 Adele Levi	1,033	*	1,033	0	*
Anne D. Milch and Sandra P. Gohn, Trustees Child's Appointive Trust B UW Roger Dalsheimer FBO David Roger Dalsheimer	1,549	*	1,549	0	*
Anne D. Milch, Jonathan D. Eisner and John T. Faulkingham, Trustees Child’s Appointive Trust B U/W Roger M. Dalsheimer FBO Anne D. Milch	1,549	*	1,549	0	*
Marguerite M. Owens and John B. Owens, Trustees U/A dtd 1/26/73 for John B. Owens	7,839	*	7,839	0	*
Carol and Sheldon Sandler, Trustees Jean Sandler share Leonard Greif 1941 Trust FBO Carol Sandler	172	*	172	0	*
Carol and Sheldon Sandler, Trustees Jonathan Sandler share Leonard Greif 1941 Trust FBO Carol Sandler	172	*	172	0	*
Slade Inc.	43,392	*	43,392	0	*
Barbara G. and Harvey B. Steinman, Joint Tenants with Right of Survivorship	1,033	*	1,033	0	*
Shale D. Stiller and George H. Dalsheimer, Trustees U/D Simon Dalsheimer dated 4/21/32	3,098	*	3,098	0	*
Susan L. Temkin	516	*	516	0	*
Trust under Indenture of Ben Solondz for Benefit of Doris S. Casper	89,619	*	89,619	0	*
Trust under Indenture of Ben Solondz for Benefit of Helen B. Shane	86,619	*	89,619	0	*
Philip J. Solondz Trust	59,746	*	59,746	0	*
Daniel Solondz	59,746	*	59,746	0	*
Julia S. Weinstein Living Trust	59,746	*	59,746	0	*
Richard N. Dubin and Elizabeth A. Dubin, as tenants by the entireties	117,729	*	117,729	0	*
Robin Dubin Avram	8,368	*	8,368	0	*
Trust FBO Robert S. Mattie, Jr.	9,677	*	9,677	0	*
Trust FBO Thomas T. Mattie	9,677	*	9,677	0	*
Ann Lind-Mattie	3,644	*	4,839	0	*
Nancy M. Zirkin	117,729	*	117,729	0	*
* Less than 1.0%
(1) Assumes exchange of all OP Units held for shares of common stock.

PLAN OF DISTRIBUTION

Selling securities holders may use this prospectus supplement and the prospectus in connection with resales of the shares of common stock they receive upon exchange of their OP Units.  Selling securities holders may be deemed to be underwriters in connection with the securities they resell and any profits on the sales may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended.  The selling securities holders will receive all the proceeds from the sale of the securities.  We will not receive any proceeds from sales by selling securities holders.

The selling securities holders may, from time to time, sell any or all of the shares of our common stock beneficially owned by them and offered hereby directly or through one or more broker-dealers or agents.  The selling securities holders will be responsible for any agent’s commissions.  The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices.  The selling securities holders may use any one or more of the following methods when selling shares:

•	on the NYSE or any other national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale,

•	in the over-the-counter market,

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market,

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account,

•	an exchange distribution in accordance with the rules of the applicable exchange,

•	though swaps or other derivatives,

•	in privately negotiated transactions,

•	broker-dealers may agree with the selling securities holders to sell a specified number of such shares at a stipulated price per share,

•	through the writing of options, whether such options are listed on an options exchange or otherwise,

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers,

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

•	through the settlement of short sales,

•	a combination of any such methods of sale, and

•	any other method permitted pursuant to applicable law.

The selling securities holders may also sell shares under Rule 144 under the Securities Act rather than under this prospectus or any accompanying prospectus supplement.

In addition, the selling securities holders may enter into hedging transactions with broker-dealers who may engage in short sales of shares in the course of hedging the positions they assume with the selling securities holders.  The selling securities holders may also sell shares short and deliver the shares to close out such short position.  The selling securities holders may also enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the shares, which shares may be resold thereafter pursuant to this prospectus supplement.

Broker-dealers engaged by the selling securities holders may arrange for other broker-dealers to participate in sales.  If the selling securities holders effect such transactions through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling securities holders or commissions from purchasers of the shares of our common stock for whom they may act as agent or to whom they may sell as principal, or both (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be less than or in excess of those customary in the types of transactions involved).

The selling securities holders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales.  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

The selling securities holders will be subject to the Exchange Act, including Regulation M, which may limit the timing of purchases and sales of common stock by the selling securities holders and their affiliates.

There can be no assurance that the selling securities holders will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus supplement forms a part.